UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SONO-TEK CORPORATION

(Exact name of registrant as specified in its charter)

New York	0-16035	14-1568099
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2012 Route 9W, Milton, NY	12547
(Address of principal executive offices)	(Zip Code)

Christopher L. Coccio	(845) 795-2020
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Sono-Tek Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

The Company is engaged in the development, manufacture and sale of ultrasonic liquid atomizing nozzles. Ultrasonic nozzle systems atomize low to medium viscosity liquids by converting electrical energy into mechanical motion in the form of high frequency ultrasonic vibrations that break liquids into minute drops that can be applied to surfaces at low velocity. Certain of the Company’s operations manufacture, or contract to manufacture, products for which Conflict Minerals, are necessary to the functionality or production of those products. However, the Company is several levels removed from the sources of Conflict Minerals in its products and does not make purchases of raw ore or Conflict Minerals directly from mines, smelters or refiners.

The Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals necessary to the functionality or production of the Company’s products that the Company manufactured, or contracted to manufacture, and for which the manufacture was completed during calendar year 2013. This good faith inquiry was reasonably designed to determine whether any of the Company’s necessary Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. In conducting the RCOI, the Company identified its products that it reasonably believed contained Conflict Minerals. The Company verified that Conflict Minerals were present in its products and also verified that such Conflict Minerals were necessary to the functionality or production of these products. The Company identified each of its suppliers who supply products, components or materials to the Company that reasonably could be expected to contain Conflict Minerals. The Company inquired of each of these suppliers to determine the sourcing of the Conflict Minerals. The Company was able to obtain responses from most of these suppliers of Conflict Minerals. All of these suppliers responded that the Conflict Minerals supplied to the Company did not originate from the Covered Countries or were of unknown origin.

Based on this RCOI, the Company has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries. As required by Rule 13p-1, the Company is providing a copy of this Form SD on the Company’s website at www.sono-tek.com under the “Investor Relations” tab. The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

The Company maintains purchasing policies and procedures in effect to notify current and potential new suppliers that utilize Conflict Minerals that the Company does not accept products manufactured with or containing Conflict Minerals sourced from the Covered Countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SONO-TEK CORPORATION

By:   /s/ Christopher L. Coccio

Christopher L. Coccio

Chief Executive Officer

July 14, 2014